SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   ----------

                                 SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 2)(1)

                             MICROSEMI CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)

                                    595137100
                                 (CUSIP Number)



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(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

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CUSIP No. 595137100                    13G                    Page 2 of 6 Pages
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   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)


       NORMAN J. WECHSLER
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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3.  SEC USE ONLY




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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION



       United States
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 NUMBER OF        5.   SOLE VOTING POWER
   SHARES              1,814,999 (including  969,520 shares issuable upon
BENEFICIALLY           conversion of convertible securities of the Issuer)
  OWNED BY        --------------------------------------------------------------
    EACH          6.   SHARED VOTING POWER
 REPORTING             13,070 (including 11,070 shares issuable upon
   PERSON              conversion of convertible securities of the Issuer)
    WITH          --------------------------------------------------------------
                  7.   SOLE DISPOSITIVE POWER
                       1,814,999 (including 969,520 shares issuable upon
                       conversion of convertible securities of the Issuer)
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       13,070 (including 11,070 shares issuable upon
                       conversion of convertible securities of the Issuer)
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   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       1,828,069
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  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



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  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


       18%
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  12.  TYPE OF REPORTING PERSON


       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 6 Pages

                                  SCHEDULE 13G
                                  ------------

Item 1(a).     Name of Issuer:

               MICROSEMI CORPORATION

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2830 S. Fairview Street
               Santa Ana, CA 92704

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of Norman J. Wechsler (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, If None, Residence:

               Suite 310
               105 South Bedford Road,
               Mount Kisco, New York 10549

Item 2(c).     Citizenship:

               The Reporting Person is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.20 per share.

Item 2(e).     CUSIP Number:

               595137100

Item 3.        Type of Reporting Person:

               Not Applicable

Item 4.        Ownership.

               (a)  Amount Beneficially Owned:

               At December 31, 1997, the Reporting Person beneficially owned 1,828,069 shares of Common Stock, which amount includes (i) 1,494,999 shares of Common Stock owned by Wechsler & Co., Inc., a broker/dealer registered under Section 15 of the Act, of which Norman J. Wechsler is the majority

                                Page 3 of 6 Pages

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               shareholder,  Chairman  of the  Board  and  President,  including
               969,520 shares issuable upon conversion of $13,137,000 principal amount of 5-7/8% Convertible Subordinated Debentures due 2012 (the "Debentures") of the Issuer; (ii) 2,000 shares of Common Stock owned by a trust for the benefit of Mr. Wechsler's minor son, David J. Wechsler, of which Norman J. Wechsler and his spouse, Sharon C. Wechsler, are co-trustees (the "Trust"); and
               (iii)  11,070  shares   issuable  upon   conversion  of  $150,000
               principal amount of Debentures beneficially owned by the Wechsler & Co., Inc. Profit Sharing Trust (the "Profit Sharing Trust").

               (b)  Percentage of Class

                    18% beneficially owned by the Reporting Person

               (c)  Number of Shares as to Which Such Person Has:

                    (i)  sole power to vote or direct the vote:

                         1,814,999 shares (including 969,520 shares issuable upon conversion of the Debentures owned by Wechsler & Co., Inc.).

                    (ii) shared power to vote or direct the vote:

                         13,070 shares of Common Stock, of which 2,000 are beneficially owned by the Trust and 11,0710 shares which are beneficially owned by the Profit Sharing Trust (such 11,070 shares are issuable upon conversion of Debentures owned by such Profit Sharing Trust).

                                Page 4 of 6 Pages

                    (iii) sole power to dispose or direct the disposition of:

                         1,814,999 shares (including 969,520 shares issuable upon conversion of the Debentures owned by Wechsler & Co., Inc.).

                    (iv) shared power to dispose or direct the disposition of:

                         13,070 shares of Common Stock, of which 2,000 are beneficially owned by the Trust and 11,070 shares which are beneficially owned by the Profit Sharing Trust (such 11,070 shares are issuable upon conversion of Debentures owned by such Profit Sharing Trust).

Item 5-9.      Not Applicable.




Item 10.       Certification:

               By signing below, the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities, and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                Page 5 of 6 Pages

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 9, 1998


                                             /s/ Norman J. Wechsler
                                             ----------------------
                                             Norman J. Wechsler


                                Page 6 of 6 Pages